SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

June 13, 2008

Commission file Number: 1-15154

ALLIANZ SE

Königinstrasse 28

80802 Munich

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-151308) OF ALLIANZ SE AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report contains a copy of the following:

Exhibit Number	Description
5.1	Opinion of Group Legal Services of Allianz SE as to the validity of the securities and certain matters of German law.

5.2	Opinion of Sullivan & Cromwell LLP as to the validity of securities (New York law).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 13, 2008

ALLIANZ SE

By:	/s/ Michael Diekmann
Name:	Michael Diekmann
Title:	Chief Executive Officer

By:	/s/ Dr. Paul Achleitner
Name:	Dr. Paul Achleitner
Title:	Member of the Management Board

Exhibit 5.1

June 13, 2008

Allianz SE

Königinstraße 28

80802 Munich

Germany

Ladies and Gentlemen:

We, the undersigned, Dr. Adrian Glaesner and Dr. Peter Hemeling, are members of the legal department (hereinafter “Group Legal Services”) of Allianz SE, a European Company (Societas Europaea or SE) incorporated in the Federal Republic of Germany and organized under the laws of the Federal Republic of Germany and the European Union (hereinafter “Allianz”). In that capacity, we have acted as legal advisers in the Federal Republic of Germany (“Germany”) to and on behalf of Allianz in connection with the registration and offering of $ 250,000,000 aggregate principal amount of the 8 3/8% Undated Subordinated Callable Bonds (the “Securities”) of Allianz under the Securities Act of 1933, as amended (the “Securities Act”) to cover overallotments.

We have examined the following documents:

1.	Copy of the Registration Statement on Form F-3 (File No. 333-151308), including the prospectus, dated May 30, 2008;

2.	Copy of the Prospectus Supplement, dated June 3, 2008, as supplemented by the Prospectus Supplement dated June 12, 2008 (together, the “Prospectus Supplement”) relating to the Securities;

3.	Copy of the original global note;

4.	Copies of the originals of the Subordinated Debt Indenture (the “Subordinated Indenture”) and the First Supplemental Indenture (the “Supplemental Indenture”) entered into between Allianz as issuer and The Bank of New York as trustee, each dated June 10, 2008;

Allianz SE

5.	Copy of the resolution of the management board of Allianz dated April 30, 2008 resolving upon the issuance of the Securities;

6.	Copy of the certified excerpt from the commercial register at the local court (Amtsgericht) in Munich, Germany, in respect of Allianz, dated June 9, 2008;

7.	Copy of a certified copy of the articles of association (Satzung) of Allianz as in effect on the date hereof; and

such corporate records, certifications and other documents, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinions expressed below. As to any facts material to this opinion which were not independently established or verified by us, statements and representations of officers and other representatives of Allianz and others have been relied upon.

In considering the above documents and rendering this opinion we have assumed without any further verification that:

1.	All copies submitted to us are true copies of the original documents;

2.	All documents submitted to us have not been modified, revoked or altered in any way;

3.	All documents submitted to us are authentic and continue to reflect correctly the facts which they purport to reflect; and

4.	Allianz has satisfied those legal requirements that are applicable to it to the extent necessary to make the documents submitted to us binding and enforceable against it (except that no such assumption is made as to Allianz regarding matters of the laws of Germany).

Based on the foregoing, it is our opinion that:

1.	Allianz is duly organized and validly existing under the laws of the Federal Republic of Germany and the European Union.

2.	Allianz has full power and capacity to execute and deliver the Indenture, to issue, execute and deliver the Securities and to perform its obligations under the Indenture and the Securities.

3.	The Indenture and the Securities have been duly authorized, executed and delivered by Allianz. Article 7 of Supplemental Indenture, Article 12 of the Subordinated Indenture and those provisions of the Securities governed by German law constitute legal, valid and binding obligations enforceable in accordance with their terms.

Allianz SE

The foregoing opinions expressed in the paragraphs above are subject to the following qualifications:

1.	Enforcement may be limited by insolvency, fraudulent conveyance (Anfechtung), liquidation, reorganization, limitation or similar laws of general applicability relating to or affecting creditors’ rights or to general equity principles (Treu und Glauben);

2.	An obligation may be unenforceable in the Federal Republic of Germany by reason of Section 2(b) of Article VIII of the International Monetary Fund Agreement if the obligation is contrary to the exchange control regulations of a member state of the International Monetary Fund;

3.	We have not verified, do not opine upon, and do not assume any responsibility for the accuracy, completeness or reasonableness of any statement contained in the Registration Statement and the Prospectus Supplement, or that no facts have been omitted therefrom;

4.	As a matter of German private international law, the choice of New York law as the law governing the Indenture (with the exception of Article 12 of the Subordinated Indenture and Art. 7 of the Supplemental Indenture) and the Securities may not be recognized to the extent that (i) any of the terms of such agreements or any of the provisions of New York law applicable to such agreements are irreconcilable with principles of German law (ordre public), (ii) all elements of the transaction covered by such agreements, other than the choice of law, are connected with only one country at the time of choice of law and there are mandatory provisions of the law of such country applicable to such transaction, or (iii) there are mandatory provisions of German law which must be applied to the transaction covered by such agreements irrespective of the law which governs such agreements.

5.	The foregoing opinions are limited to the laws of Germany applicable as of the date hereof. We are expressing no opinion as to the effect of the laws of any other jurisdiction.

This opinion is governed by German law.

This opinion is delivered to you for your use solely in connection with the registration of the Securities and may not be used for any other purpose without our prior written consent. The undersigned have assumed no personal liability whatsoever in connection with

Allianz SE

this opinion. We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us under the caption “Validity of Securities” in the Registration Statement. In giving this consent, however, we do not admit to be members of that class of persons whose consent is required under Section 7 of the Securities Act and the rules and regulations of the Commission thereunder.

Yours sincerely,

ALLIANZ SE
Group Legal Services

By:	/s/ Dr. Peter Hemeling	By:	/s/ Dr. Adrian Glaesner
Name:	Dr. Peter Hemeling	Name:	Dr. Adrian Glaesner
Title:	Prokurist	Title:	Prokurist

Exhibit 5.2

June 13, 2008

Allianz SE,

        Königinstrasse 28,

                80802 Munich,

                        Germany.

Ladies and Gentlemen:

In connection with the registration under the Securities Act of 1933 (the “Act”) of $250,000,000 aggregate principal amount of the 8.375% Undated Subordinated Callable Bonds to cover overallotments (the “Securities”), issued pursuant to the Subordinated Indenture, dated as of June 10, 2008, and the First Supplemental Indenture, dated as of June 10, 2008 (together, the “Indenture”) of Allianz SE, a European Company (Societas Europaea or SE) incorporated in the Federal Republic of Germany and organized under the laws of the Federal Republic of Germany and the European Union (the “Company”), we, as your United States counsel, have examined such corporate records, certificates and other documents, and such questions of law, as we have considered necessary or appropriate for the purposes of this opinion.

Upon the basis of such examination, we advise you that, in our opinion, the Securities constitute valid and legally binding obligations of the Company enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

The foregoing opinion is limited to the Federal laws of the United States and the laws of the State of New York, and we are expressing no opinion as to the effect of the laws of any other jurisdiction. With respect to all matters of German law, we have relied upon the opinion, dated the date hereof, of the Company’s Group Legal Services, and our opinion is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in such opinion.

Also, we have relied as to certain matters on information obtained from public officials, officers of the Company and other sources believed by us to be responsible, and we have assumed that the Indenture has been duly authorized, executed and delivered by the trustee, an assumption which we have not independently verified.

Allianz SE

We hereby consent to the filing of this opinion on a Form 6-K to be incorporated by reference in the Registration Statement and to the references to us under the heading “Validity of the Securities” in the Prospectus Supplement dated June 3, 2008, as supplemented by the Prospectus Supplement dated June 12, 2008, relating to the Securities. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ Sullivan & Cromwell LLP